IM Cannabis Announces Delay in Filing its Q1 2020 Financial Statements and MD&A

Toronto and Glil Yam, Israel, May 27, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC) announces that filing of the Company's interim financial statements for the three month period ended March 31, 2020 (the "Q1 Financial Statements") and associated management's discussion and analysis (the "Q1 MD&A", and collectively with the Q1 Financial Statements, the "Q1 Filings") will be postponed due to delays caused by the COVID-19 pandemic.

Although the Q1 Filings would ordinarily have been filed on or before June 1, 2020, pursuant to BC Instrument 51-515 - Temporary Exemption from Certain Corporate Finance Requirements ("Blanket Order 51-515"), the Company has up to an additional 45 days from the deadline otherwise applicable under British Columbia securities laws to file the Q1 Filings, provided that it complies with certain requirements set out in Blanket Order 51-515. Accordingly, the Company is relying on the relief contained in Blanket Order 51-515 for its Q1 Financial Statements required by section 4.4 of National Instrument 51-102 and its Q1 MD&A required by subsection 5.1(2) of National Instrument 51-102.

The challenges posed by COVID-19 have resulted in a delay in the finalization and filing of the Q1 Filings. However, the Company's board of directors and its management confirm that they are working expeditiously to meet the Company's obligations relating to the filing of the Q1 Filings. At this time, the Company anticipates being able to complete the Q1 Filings by June 15, 2020.

During the extension period, until the Company has filed and announced the required Q1 Filings, management and other insiders of the Company will be subject to an insider trading black-out policy that reflects the principles in Section 9 of National Policy 11-207 - Failure-to-File Cease Trade Orders and Revocations in Multiple Jurisdictions.

Other than for what the Company has filed on SEDAR, there have been no material business developments since the date of the Company's annual financial statements for the year ended December 31, 2019, which were filed on April 21, 2020.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking information in this press release includes, without limitation, statements relating to the future filing of the Q1 Filings. Forward-looking information is subject to risks factors and other uncertainties that could cause actual results to differ materially from those contained in the forward-looking information, including, without limitation, the risks posed by any further, unexpected interruptions to the business and operations of the Company or of its service providers due to the COVID-19 pandemic. The Company does not undertake any obligation to update forward-looking information except as required by applicable securities laws. Investors should not place any undue reliance on forward-looking information.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca